Exhibit 12.1

Brandywine Operating Partnership, L.P.
Computation of Ratio of Earnings to Combined Fixed Charges
(in thousands)

	For the three months ended March 31,		For the years ended December 31,
	2006	2005	2005	2004	2003	2002	2001

Earnings before fixed charges:
Add:
Income (loss) from continuing operations	$(6,259)	$9,691	$41,976	$60,281	$85,126	$57,018	$27,222
Minority interest – partners’ share of consolidated real estate ventures	(298)	51	154	(205)	—	—	—
Fixed charges – per below	45,069	20,221	86,636	61,062	62,407	69,881	76,558
Less:
Capitalized interest	(2,545)	(1,772)	(9,603)	(3,030)	(1,503)	(2,949)	(5,178)

Earnings before fixed charges	$35,967	$28,191	$119,163	$118,108	$146,030	$123,950	$98,602

Fixed charges and Preferred Distributions:
Interest expense (including amortization)	$40,967	$17,797	$74,363	$55,061	$57,835	$63,522	$67,496
Capitalized interest	2,545	1,772	9,603	3,030	1,503	2,949	5,178
Proportionate share of interest for unconsolidated real estate ventures	1,557	652	2,670	2,971	3,069	3,410	3,884

Total Fixed Charges	45,069	20,221	86,636	61,062	62,407	69,881	76,558

Ratio of earnings to combined fixed charges and preferred distributions	0.80	1.39	1.38	1.93	2.34	1.77	1.29